

SEC 05040661 ISSION

BPJ 3/23

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SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C. SECTION
179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neovest Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6151 Powers Ferry Road NW
(No. and Street)

Atlanta GA 30339
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim LeGatos 678-760-2150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1100 Peachtree Street Suite 700 Atlanta GA 30309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/31/2005

OATH OR AFFIRMATION

I, Jim LeGates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neovest Trading, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

PERRY HENDRY
Notary Public, Fulton County, Georgia
My Commission Expires January 5, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$1,367,240
Commissions receivable	368,412
Accounts receivable and other assets	52,882
Prepaid expenses	21,075
Furniture, equipment and capitalized software at cost, less accumulated depreciation and amortization of $511	1,533
	$1,811,142

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 237,304
Compensation payable	63,940
Referral fees payable	937,185
Other accrued liabilities	119,729
Intercompany payable	99,285
Total liabilities	1,457,443
Commitments and contingencies	
Shareholder's equity	
Common stock (no par value; 6,000,000 shares authorized; 3,200,000 shares issued and outstanding)	-
Additional paid-in-capital	714,077
Retained deficit	(360,378)
Total shareholder's equity	353,699
	$1,811,142

See accompanying notes to financial statements.



BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: (404) 688-6841
Fax: (404) 688-1075

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Neovest Trading, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental information of Neovest Trading, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Neovest Trading, Inc., including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



BDO Seidman, LLP
Accountants and Consultants

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including activities for safeguarding securities that we consider to be material weaknesses as defined above. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions, under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Such reportable conditions include a lack of adequate segregation of duties and certain control inadequacies surrounding the safeguarding of the Company's information system.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives, except for certain matters involving internal control and its operation that we consider to be reportable conditions as mentioned in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

BDO Seidman, LLP

Atlanta, Georgia
February 23, 2005